Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
(215) 564-8000

June 25, 2021

VIA EDGAR TRANSMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jaea Hahn

RE:	Delaware Group Equity Funds II (the “Registrant”) File No. 333-257447

Dear Ms. Hahn:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form N-14 filed with EDGAR submission type N-14, which was accepted via the EDGAR system at 5:33 p.m. on June 25, 2021 (Accession No. 0001137439-21-000579).  The Registration Statement erroneously stated that it would become effective on July 26, 2021 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), instead of on July 28, 2021 under Rule 488 of the Securities Act.  No securities were sold in connection with the offering.
Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Registration Statement (Accession No. Accession No. 0001137439-21-000579) filed under the EDGAR submission type N-14.
If you have any questions or comments regarding this filing, please call me at (215) 564-8071 or Jonathan M. Kopcsik at (215) 564-8099.
Very truly yours, /s/Taylor Brody Taylor Brody

cc:           Mimi Wang
Macquarie Investment Management
Jonathan M. Kopcsik
Bruce G. Leto